Certain information has been excluded from this exhibit because (i) it is not material and (ii) it would be competitively harmful if publicly disclosed.

AMENDMENT TO THE ADMINISTRATION AGREEMENT

THIS AMENDMENT is made as of November 19, 2025 between Sterling Capital Funds, a Massachusetts business trust (the “Company”), and Sterling Capital Management LLC, a North Carolina limited liability company (the “Administrator”).

RECITALS

WHEREAS, the Company and the Administrator entered into the certain Administration Agreement, dated October 1, 2010 (as amended, supplemented or modified from time to time, the “Agreement”), pursuant to which the Administrator provides management, compliance and administrative services to each of the investment portfolios of the Company listed on Schedule A thereto; and

WHEREAS, in accordance with Article 9 of the Agreement, the Company and the Administrator wish to make certain amendments to the Agreement, including amendments to Schedule A thereto;

NOW, THEREFORE, the Administrator and the Company, in exchange for good and valuable consideration, the receipt and sufficiency of which is acknowledged by the parties, agree as follows:

1. Article 2 of the Agreement titled “Administrative Services” is hereby superseded and replaced with the following revised Article 2:

“ARTICLE 2. Administrative Services. The Administrator shall perform or supervise the performance by others of other administrative services in connection with the operations of the Portfolios, and, on behalf of the Company, will investigate, assist in the selection of and conduct relations with custodians, depositories, accountants, legal counsel, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and persons in any other capacity deemed to be necessary or desirable for the Portfolios’ operations. The Administrator shall provide the Trustees of the Company with such reports regarding the performance of its obligations hereunder and reports with respect to investment performance as they may reasonably request but shall have no responsibility for supervising the performance by any investment adviser or sub-adviser of its responsibilities.

The Administrator shall provide the Company with regulatory reporting, all necessary office space, equipment, personnel, compensation and facilities (including Facilities for shareholders’ and trustees’ meetings) for handling the affairs of the Portfolios and such other services as the Administrator shall, from time to time, determine to be necessary to perform its obligations under this Agreement.

Without limiting the generality of the foregoing, the Administrator shall:

(a) calculate contractual Company expenses and control all disbursements for the Company, and as appropriate, compute the Company’s yields, total return, expense ratios, portfolio turnover rate and, if required, portfolio average dollar-weighted maturity;

(b) assist Company counsel with the preparation of prospectuses (including any summary sections and summary prospectuses), statements of additional information, registration statements and proxy materials;

(c) prepare such reports, notice filing forms and other documents (including reports regarding the sale and redemption of Shares as may be required in order to comply with Federal and state securities law) as may be necessary or desirable to make notice filings relating to the Company’s Shares with state securities authorities, monitor the sale of Company Shares for compliance with state securities laws, and file with the appropriate state securities authorities the registration statements and reports for the Company and the Company’s Shares and all amendments thereto, as may be necessary or convenient to qualify and keep effective the Company and the Company’s Shares with state securities authorities to enable the Company to make a continuous offering of its Shares;

(d) develop and prepare, with the assistance of the Company’s investment adviser and independent auditors, communications to Shareholders, including the semi-annual and annual reports to Shareholders;

(e) supervise the Company’s transfer agents with respect to the payment of dividends and other distributions to Shareholders;

(f) calculate performance data of the Portfolios for dissemination to information services covering the investment company industry;

(g) coordinate and supervise the preparation and filing of the Company’s tax returns with auditors;

(h) examine and review the operations and performance of the various organizations providing services to the Company or any Portfolio of the Company, including, without limitation, the Company’s investment adviser, sub-advisers, distributor, custodian, fund accountants, transfer agents, authorized participants, exchanges on which Portfolio shares may be listed, outside legal counsel and independent public accountants, and at the request of the Trustees, report to the Board on the performance of organizations;

(i) supervise the publication of information and reports required under Rule 6c-11 of the Investment Company Act of 1940, as amended;

(j) establishing, monitoring and maintaining compliance with applicable rules of securities and exchanges on which Fund shares may be listed;

(k) assist with the design, development, and operation of the Portfolios, including new classes, investment objectives, policies and structures;

(l) provide individuals reasonably acceptable to the Company’s Trustees to serve as officers of the Company, who will be responsible for the management of certain of the Company’s affairs as determined by the Company’s Trustees;

(m) advise the Company and its Trustees on matters concerning the Company and its affairs;

(n) obtain and keep in effect fidelity bonds and directors and officers/errors and omissions insurance policies for the Company in accordance with the requirements of Rules 17g-1 and 17d-1(7) under the 1940 Act, as such bonds and policies are approved by the Company’s Trustees;

(o) monitor and advise the Company and its Portfolios on their registered investment company status under the Internal Revenue Code of 1986, as amended;

(p) perform all administrative services and functions of the Company and each Portfolio to the extent administrative services and functions are not provided to the Company or such Portfolio pursuant to the Company’s or such Portfolio’s investment advisory agreement, distribution agreement, custodian agreement, transfer agent agreement or fund accounting agreement;

(q) furnish advice and recommendations with respect to other aspects of the business and affairs of the Portfolios as the Company and the Administrator shall determine desirable;

(r) prepare and file with the SEC the report for the Company on Form N-CEN and all required notices pursuant to Rule 24f-2 under the 1940 Act;

(s) assist in monitoring and developing compliance procedures for each Portfolio which will include, among other matters, procedures to monitor compliance with each Portfolio’s investment objective, policies, restrictions, tax matters and applicable laws and regulations;

(t) provide legal support to the Company with respect to regulatory matters including: monitoring regulatory and legislative developments which may affect the Company and assisting in the strategic response to such developments, assisting the Company in routine regulatory examinations or investigations of the Company, and working closely with outside counsel to the Company in response to any litigation or non-routine regulatory matters;

(u) assist the Company in preparing for Board of Trustees meetings by (i) coordinating board book production and distribution, (ii) assisting in the preparation of Board of Trustees’ agendas, (iii) attending Board of Trustees’ meetings, (iv) preparing the Administrator section of Board of Trustees’ materials, (v) preparing Board of Trustees’ meeting materials, including but not limited to, materials relating to annual contract approvals and 12b-1 plan approvals, as agreed upon by the parties;

(v) prepare the Company’s financial statements in connection with the Company’s annual and semi-annual shareholder reports, and prepare and coordinate the filing of Forms N-CSR, N-PORT, and N-PX;

(w) develop, implement and maintain written policies and procedures required by Rule 38a-1 under the 1940 Act (the “Fund Compliance Program”);

(x) conduct, as needed in response to significant compliance events, changes in business arrangements and regulatory developments and, in no event less than annually, a review of the Fund Compliance Program which will include a review of the adequacy of the policies and procedures and the effectiveness of their implementation; and

(y) provide a written report to the Board of Trustees that, at a minimum, addresses the Chief Compliance Officer’s assessment of (i) the operation of the policies and procedures of the Trust and each Service Provider, any material changes made to those policies and procedures since the date of the last report, and any material changes to the policies and procedures recommended as a result of the annual review conducted; (ii) each Material Compliance Matter (as defined under Rule 38a-1) that has occurred since the date of the last report; and (iii) the adequacy of the policies and procedures and the effectiveness of their implementation.

In addition, the Administrator shall perform such other services for the Company that are mutually agreed upon by the parties from time to time for such additional fees, if any, that are agreed upon by the parties in writing.”

2. Schedule A to the Agreement is hereby superseded and replaced with Amended and Restated Schedule A attached hereto.

3. Miscellaneous.

(a) Section headings in this Amendment are included for convenience only and are not to be used to construe or interpret this Amendment.

(b) This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

(c) Except as provided in this Amendment, the provisions of the Agreement, as amended, remain unchanged and in full force and effect.

(d) The names “Sterling Capital Funds” and “Trustees of Sterling Capital Funds” refer respectively to the Company created and the Trustees, as trustees but not individually or personally, acting from time to time under an Amended and Restated Agreement and Declaration of Trust dated as of August 27, 2025, as amended, to which reference is hereby made and a copy of which is on file at the Office of the Secretary of the Commonwealth of the Commonwealth of Massachusetts and elsewhere as required by law, and to any and all amendments thereto so filed or hereafter filed. The obligations of “Sterling Capital Funds” entered into in the name or on behalf thereof by any of the Trustees, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, shareholders or representatives of the Company personally, but bind only the assets of the Company, and all persons dealing with any series of shares of the Company must look solely to the assets of the Company belonging to such series for the enforcement of any claims against the Company.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

STERLING CAPITAL FUNDS

By:	/s/ Todd M. Miller
Name:	Todd M. Miller
Title:	Treasurer and Secretary

STERLING CAPITAL MANAGEMENT LLC

By:	/s/ Scott Haenni
Name:	Scott Haenni
Title:	Senior Managing Director and Chief Executive Officer

As Revised November 19, 2025

AMENDED AND RESTATED SCHEDULE A

TO THE ADMINISTRATION AGREEMENT
DATED AS OF OCTOBER 1, 2010,
BETWEEN
STERLING CAPITAL FUNDS
AND
STERLING CAPITAL MANAGEMENT LLC

Portfolios:	This Agreement shall apply to all Portfolios of the Company, either now or hereafter created. The current Portfolios of the Company are set forth below:

Sterling Capital Behavioral Large Cap Value Equity Fund
Sterling Capital Behavioral Small Cap Value Equity Fund
Sterling Capital Special Opportunities Fund
Sterling Capital Equity Income Fund
Sterling Capital Mid Cap Relative Value Fund
Sterling Capital Real Estate Fund
Sterling Capital Small Cap Value Fund
Sterling Capital Ultra Short Bond Fund
Sterling Capital Short Duration Bond Fund
Sterling Capital Intermediate U.S. Government Fund
Sterling Capital Total Return Bond Fund
Sterling Capital Long Duration Corporate Bond Fund
Sterling Capital Quality Income Fund
Sterling Capital North Carolina Intermediate Tax-Free Fund
Sterling Capital South Carolina Intermediate Tax-Free Fund
Sterling Capital Virginia Intermediate Tax-Free Fund
Sterling Capital West Virginia Intermediate Tax-Free Fund
Guardian Capital Dividend Growth Fund
Sterling Capital Enhanced Core Bond ETF
Sterling Capital National Municipal Bond ETF
Sterling Capital Multi-Strategy Income ETF
Sterling Capital Hedged Equity Premium Income ETF
Sterling Capital Ultra Short Bond ETF
Sterling Capital Short Duration Bond ETF

Fees:	Asset Based Fees - Pursuant to Article 4, the following annual asset-based fee will be calculated based upon each Portfolio’s average net assets as well as the average net assets of the remaining Portfolios of the Company:

0.091% of the first $3.5 billion of average net assets;
0.075% of the next $1 billion of average net assets;
0.060% of the next $1.5 billion of average net assets; and
0.040% of average net assets in excess of $6 billion.

Regulatory Filing & Services:

The Company shall pay the following fees for regulatory filing and services:

Implementation Fee. The Company shall be subject to a one-time implementation fee (“Implementation Fee”) in connection with any new Fund launch. The Implementation Fee charged for each subsequent Fund launched in the same Fund Family shall be subject to an Implementation Fee of $5,000. The Implementation Fee with respect to any Fund shall be due and payable prior to the commencement of any work related to the Fund’s launch. As used herein, the term “Fund Family” means all Funds in the Trust with the same investment adviser.

* This fee is currently waived.

Tailored Shareholder Report Services Fee and Charges or Data Extract Only Services Fee and Charges. For providing Tailored Shareholder Report Services, the Company shall pay an annual fee of $2,950.00 per Fund plus $1,000.00 per CUSIP, not to exceed $5,950.00 in the aggregate on a per Fund basis (collectively, the “TSR Fee”). Additional customization of the standard form TSR template(s) will be subject to a customization charge of $500.00 plus programming/development fees, which will be charged at the rate of $250.00 per hour. If, in lieu of Tailored Shareholder Report Services, the Fund(s) elect to receive Data Extract Only Services, an annual fee of $2,000.00 per Fund will apply (the “Data Extract Only Fee”). Any additional work as a result of or in connection with a Fund’s election to opt out of the Tailored Shareholder Report Services and to receive the Data Extract Only Services will be charged at the rate of $250.00 per hour.

Tax Provisioning/ASC 740 Compliance fee.* Each Fund shall pay $750.00 per calendar quarter for tax provisioning services and ASC 740 Compliance. Subject to the mutual agreement of the parties, additional fees relating to tax provisioning or tax compliance may be charged relative to certain strategies or approaches taken by the Administrator with respect to portfolio management. Examples of such supplemental tax provisioning/compliance fees include, without limitation, the following:

- Schedule K-1 fee – for Funds with investments requiring additional processing, including, without limitation, Funds with more than 10 Schedule K-1s or tiered partnerships or private partnerships whereby additional Schedule K-1s are received.

- Fee for separate tax year from fiscal year – in cases where a Fund elects or is otherwise required to have a tax reporting year-end that is different from its fiscal year-end.

- Wholly-owned subsidiary fee – in cases where a Fund elects or is otherwise required to have a wholly-owned subsidiary [for example: controlled foreign corporation/Cayman subsidiary].

- Trust Preferred Securities [“TRUPS”] fee – in cases where a Fund holds TRUPS and transactions in total are more than 500 tax lots.

- QCCO and Tax Straddle fee – in cases where a Fund wittingly or unwittingly engages in QCCO or tax straddle transactions. Note: for Funds with significant volume in such transactions an outsourced solution may be preferable.

- Equalization service fee – in cases where a Fund elects to utilize a tax equalization strategy.

- Distribution estimates fee – in cases where the Administrator or the Fund requests more than 2 estimates in a distribution period [“period” defined as year-end for excise or fiscal purposes].

- Tax diversification testing fee – in cases where a Fund invests in certain investments such as Funds of Funds structures whereby private Funds are held and the look through and aggregation of underlying holdings needs to be completed manually to complete post-trade compliance testing.

* This fee is currently waived.

Special Reports/Programming Charge. All special reports analyses and/or programming requested by a Fund or the Trust shall be subject to an additional programming charge. The current rate as of the date of this Agreement is $250.00 per hour and is subject to change.

Event Processing Charge. Fund administration services performed outside of the ordinary course and in connection with unique events involving a Fund or the Trust, including, without limitation, mergers, acquisitions, and reorganizations, shall be subject to an additional event processing charge. The current rate as of the date of this Agreement is $250 per hour and is subject to change.

The fees are computed daily and payable monthly, along with any reimbursable expenses. The Administrator agrees to pay all fees within 30 days of receipt of each invoice, following which an interest rate of 1.5% may be applied.

Term:	Pursuant to Article 7, the term of this Agreement, which commenced on October 1, 2010, shall automatically renew for successive terms of one (1) year (“Renewal Terms”), each ending on January 31 of each year, unless the Company or the Administrator provides written notice to the other party of its intent not to renew or unless otherwise terminated as provided herein. Such notice of non- renewal must be received not less than sixty (60) days prior to the expiration of the Initial Term or the then current Renewal Term. This Agreement also may be terminated without penalty (i) by mutual agreement of the parties or (ii) for “cause,” as defined below, upon the provision of sixty (60) days advance written notice by the party alleging cause.

For purposes of this Agreement, “cause” shall mean (a) a material breach of this Agreement that has not been remedied for thirty (30) days following written notice of such breach from the non-breaching party; (b) a final, unappealable judicial, regulatory or administrative ruling or order in which the party to be terminated has been found guilty of criminal or unethical behavior in the conduct of its business; or (c) financial difficulties on the part of the party to be terminated which are evidenced by the authorization or commencement of, or involvement by way of pleading, answer, consent or acquiescence in, a voluntary or involuntary case under Title 11 of the United States Code, as from time to time is in effect, or any applicable law, other than said Title 11, of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors.

Notwithstanding the foregoing, after such termination for so long as the Administrator, with the written consent of the Company, in fact continues to perform any one or more of the services contemplated by this Agreement or any schedule or exhibit hereto, the provisions of this Agreement, including without limitation the provisions dealing with indemnification, shall continue in full force and effect. Compensation due the Administrator and unpaid by the Company upon such termination shall be immediately due and payable upon and notwithstanding such termination. The Administrator shall be entitled to collect from the Company, in addition to the compensation described in this Agreement, the amount of all of the Administrator’s cash disbursements for services in connection with the Administrator’s activities in effecting such termination, including without limitation, the delivery to the Company and/or its designees of the Company’s property, records, instruments and documents.

If, for any reason other than non-renewal, mutual agreement of the parties or “cause,” as defined above, the Administrator is replaced as administrator, or if a third party is added to perform all or a part of the services provided by the Administrator under this Agreement (excluding any sub-administrator appointed by the Administrator), then the Company shall make a one-time cash payment, in consideration of the fee structure and services to be provided under this Agreement, and not as a penalty, to the Administrator in accordance with the following schedule: (i) if the one-time cash payment becomes due and payable at any time during years one through two of the Initial Term, such payment shall be equal to the balance due for one-half of the period remaining until the end of the Initial Term and (ii) if such payment becomes due and payable at any time during year three of the Initial Term, such payment shall be equal to the balance due for the entire period remaining until the end of the Initial Term. For purposes of calculation of the payment, it shall be assumed that the balance due shall be based upon the average amount of the Company’s assets for the twelve months prior to the date the Administrator is replaced or a third party is added.

In the event the Company is merged into another legal entity in part or in whole pursuant to any form of business reorganization or is liquidated in part or in whole prior to the expiration of the then-current term of this Agreement, the parties acknowledge and agree that the liquidated damages provision set forth above shall be applicable in those instances in which the Administrator is not retained to provide administration services consistent with this Agreement. The one-time cash payment referenced above shall be due and payable on the day prior to the first day in which the Administrator is replaced or a third party is added.

The parties further acknowledge and agree that, in the event the Administrator is replaced, or a third party is added, as set forth above, (i) a determination of actual damages incurred by the Administrator would be extremely difficult, and (ii) the liquidated damages provision contained herein is intended to adequately compensate the Administrator for damages incurred and is not intended to constitute any form of penalty.